SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated October 14, 2003

Instrumentarium Corporation

(Translation of Registrant’s Name Into English)

Kuortaneenkatu 2
FIN-00510 Helsinki, Finland

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]	Form 40-F [ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ]	No [X]

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________ )

Enclosure:	INVITATION TO SHAREHOLDERS' MEETING

SIGNATURES
INVITATION TO SHAREHOLDERS’ MEETING

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Instrumentarium Corporation

Date: October 14, 2003	By:	/s/ Matti Salmivuori Chief Financial Officer

Date: October 14, 2003	By:	/s/ Juhani Lassila Group Treasurer

STOCK EXCHANGE RELEASE 21/03
October 14, 2003 at 3.40 p.m.	1 (2)

INVITATION TO SHAREHOLDERS’ MEETING

The shareholders of Instrumentarium Corporation are invited to an Extraordinary Shareholders’ Meeting to be held on Tuesday, November 4, 2003 at 5 p.m. at the Company’s head office at Kuortaneenkatu 2, Helsinki.

Meeting Agenda

1)	Amendment of Articles of Association

Sections 2 and 5 of the Articles of Association of the Company are proposed to be amended as follows:

"§ 2 The objects of the company are the manufacturing of and trade in health care, electronic, electrical, metal, and information processing products, as well as other related industrial and commercial activities. The company may engage in these operations on its own or through its subsidiaries or joint enterprises.”

"§ 5 The Board of Directors, comprising at least three (3) and not more than six (6) members, shall see to the appropriate organization of the company’s operations. The term of a member shall expire at the end of the first Annual General Meeting of Shareholders held following his/her election. Persons who are 67 years or older are ineligible for election on the Board of Directors. The Board of Directors shall elect a Chairman among its members.”

2)	Confirmation of amount of Board members, their election and remuneration

The majority shareholder of the company, General Electric Finland Oy, has proposed to fix the number of members of the Board of Directors to four (4) and proposed that the following persons be elected Board members: Ms. Pamela S. Krop, Mr. Scott Schenkel, Mr. Dow Wilson and Mr. Tomas Lindholm.

Documents

The proposal of the Board will be available to shareholders as of October 28, 2003 at the Company’s Head Office in Helsinki, at Kuortaneenkatu 2, and copies will be sent to shareholders at their request.

Right to participate and registration

A shareholder who is of record as of Friday, October 24, 2003 in the shareholder register of the Company maintained by the Finnish Central Securities Depository Ltd or who, according to chapter 3a, section 4, paragraph 2 of the Companies Act, is entitled to take part in a shareholders’ meeting, has the right to participate in the shareholders’ meeting. Nominee-registered shareholders may temporarily be entered in the register of shareholders on October 24, 2003 for the purpose of participating in the shareholders’ meeting.

Advance notification of attendance must be received by 4 p.m. on Friday, October 31, 2003 by telephone +358-10 394 3401 or +358-10 394 3404, by telefax +358-9-146 4172, or in writing to Instrumentarium Corporation, Shareholder Register, P.O. Box 100, 00031 Instrumentarium, Finland. Notifications sent in writing or by telefax must reach the Company before the end of the above notification period. Proxies must be sent to the above address by the end of the notification period.

STOCK EXCHANGE RELEASE 21/03
October 14, 2003 at 3.40 p.m.	2 (2)

Helsinki, October 14, 2003

BOARD OF DIRECTORS

INSTRUMENTARIUM CORPORATION

Matti Salmivuori	Juhani Lassila

DISTRIBUTION

The Helsinki Exchanges
Media

Further information:
Ms. Ritva Sotamaa, General Counsel, tel. +358 10 394 2005